# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Instructure Holdings, Inc., CIK 0001841804
CUSIP: 457790103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 6330 South 3000 East, Suite 700, Salt Lake City, Utah (UT), 84121
Date of event which requires filing of this statement: 11/13/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-22-028353
Filed by CIK 0001813487

## Reporting persons
- Thoma Bravo UGP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Thoma Bravo Partners XIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Thoma Bravo Fund XIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Thoma Bravo Fund XIII-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Thoma Bravo Executive Fund XIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Instructure Holdings, Inc.
Address of issuer's principal executive offices: 6330 South 3000 East, Suite 700, Salt Lake City, UT 84121

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) Thoma Bravo UGP, LLC
(ii) Thoma Bravo Partners XIII, L.P.
(iii) Thoma Bravo Fund XIII, L.P.
(iv) Thoma Bravo Fund XIII-A, L.P.
(v) Thoma Bravo Executive Fund XIII, L.P.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 4, 2022, a copy of which is incorporated by reference as Exhibit A to this statement, pursuant to which the Reporting Persons agreed to file the Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Address of principal business office or, if none, residence:
C/O Thoma Bravo, L.P.
110 N. Wacker Dr., 32nd Floor
Chicago, IL 60606
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on each cover page.
Percent of class: See response to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page. The reported amounts reflect the November 13, 2024 disposition of all Issuer securities in connection with the merger between the Issuer and another corporation, which resulted in the Issuer's securities being delisted from the New York Stock Exchange, as reported on the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 13, 2024.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A Joint Filing Agreement dated as of February 4, 2022 (incorporated by reference to Exhibit A of the Issuer's Schedule 13G, filed on February 4, 2022).

## Signatures
- Thoma Bravo UGP, LLC: /s/ Holden Spaht, Holden Spaht, Managing Partner (02/07/2025)
- Thoma Bravo Partners XIII, L.P.: /s/ Holden Spaht, Holden Spaht, Managing Partner of Thoma Bravo UGP, LLC (02/07/2025)
- Thoma Bravo Fund XIII, L.P.: /s/ Holden Spaht, Holden Spaht, Managing Partner of Thoma Bravo UGP, LLC (02/07/2025)
- Thoma Bravo Fund XIII-A, L.P.: /s/ Holden Spaht, Holden Spaht, Managing Partner of Thoma Bravo UGP, LLC (02/07/2025)
- Thoma Bravo Executive Fund XIII, L.P.: /s/ Holden Spaht, Holden Spaht, Managing Partner of Thoma Bravo UGP, LLC (02/07/2025)
Comment: For Thoma Bravo Partners XIII, L.P.: Holden Spaht, Managing Partner of Thoma Bravo UGP, LLC, the Managing Member of Thoma Bravo UGP XIII, LLC, the General Partner of Thoma Bravo Partners XIII, L.P.
For Thoma Bravo Fund XIII, L.P.: Holden Spaht, Managing Partner of Thoma Bravo UGP, LLC, the Managing Member of Thoma Bravo UGP XIII, LLC, the General Partner of Thoma Bravo Partners XIII, L.P., the General Partner of Thoma Bravo Fund XIII, L.P.
For Thoma Bravo Fund XIII-A, L.P.: Holden Spaht, Managing Partner of Thoma Bravo UGP, LLC, the Managing Member of Thoma Bravo UGP XIII, LLC, the General Partner of Thoma Bravo Partners XIII, L.P., the General Partner of Thoma Bravo Fund XIII-A, L.P.
For Thoma Bravo Executive Fund XIII, L.P.: Holden Spaht, Managing Partner of Thoma Bravo UGP, LLC, the Managing Member of Thoma Bravo UGP XIII, LLC, the General Partner of Thoma Bravo Partners XIII, L.P., the General Partner of Thoma Bravo Executive Fund XIII, L.P.